Manulife Reports First Quarter 2025 Results
TSX/NYSE/PSE: MFC  SEHK: 945                                                      C$ unless otherwise stated
TORONTO, ON – May 7, 2025 – Manulife Financial Corporation (“Manulife” or the “Company”) reported its first quarter results for the period ended March 31, 2025, delivering record insurance new business results1 and steady growth in book value per common share.
Key highlights for the first quarter of 2025 (“1Q25”) include:
•Core earnings2 of $1.8 billion, a 1% decrease on a constant exchange rate basis3 compared with the first quarter of 2024 (“1Q24”)4
•Net income attributed to shareholders of $0.5 billion, a decrease of $0.4 billion compared with 1Q24
•Core EPS5 of $0.99, up 3%3 from 1Q244. EPS of $0.25, down 48%3 from 1Q24
•Core ROE5 of 15.6% and ROE of 3.9%
•LICAT ratio6 of 137%
•APE sales up 37%7, new business CSM up 31%3 and new business value (“NBV”) up 36%7 from 1Q244,8
•Global Wealth and Asset Management (“Global WAM”) net inflows7 of $0.5 billion, down from $6.7 billion in 1Q24
“We started the year with continued strong momentum, delivering record levels of insurance new business results this quarter. We generated double-digit growth in new business value across all insurance segments, led by Asia with a 43% increase year over year, demonstrating broad-based strength in our top-line results.
Global WAM delivered 24% core earnings growth, expanded core EBITDA margin5 by 290 basis points and generated positive net flows. We also completed our second long-term care reinsurance transaction9, a testament to our focused execution and commitment in delivering sustainable value to shareholders. Overall, I am proud of our performance this quarter against an increasingly volatile operating environment, and our results reflect the strength of the franchise.
“The work we have done since 2017 has put the company in a position of great strength. We could not have transformed the company in such a tangible way without the hard work, disciplined execution, and commitment of our more than 37,000 colleagues across the globe. I couldn’t be prouder of what we’ve accomplished and of the momentum we built, and I look forward to watching Phil Witherington lead the company in writing its next chapter.”
— Roy Gori, Manulife President & Chief Executive Officer
“Our underlying business growth remained resilient, while our core EPS growth was dampened by strengthened provisions related to expected credit loss and a provision for the California wildfires. Book value per common share continued to increase steadily in 1Q25, growing 12% year over year. We maintained a strong LICAT ratio of 137%, and our financial leverage ratio5 was 23.9%, well within our medium-term target of
25%. Anchored by our strategic priorities and supported by our robust balance sheet, we are well-positioned to navigate the current economic conditions and capitalize on growth opportunities.”
— Colin Simpson, Manulife Chief Financial Officer

Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results
	1Q25	1Q24	Change[3,7]
Net income attributed to shareholders	$485	$866	(47)%
Core earnings	$1,767	$1,710	(1)%
EPS ($)	$0.25	$0.45	(48)%
Core EPS ($)	$0.99	$0.91	3%
ROE	3.9%	8.0%	(4.1) pps
Core ROE[4]	15.6%	16.2%	(0.6) pps
Book value per common share ($)	$25.88	$23.09	12%
Adjusted BV per common share ($)[4,5]	$36.66	$32.74	12%
Financial leverage ratio (%)[4]	23.9%	24.6%	(0.7) pps
APE sales	$2,689	$1,883	37%
New business CSM	$907	$658	31%
NBV	$907	$641	36%
Global WAM net flows ($ billions)	$0.5	$6.7	(93)%
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results
	1Q25	1Q24	Change[7]
Asia (US$)
Net income attributed to shareholders	$435	$270	57%
Core earnings[4]	492	465	7%
APE sales	1,412	950	50%
New business CSM	498	364	38%
NBV[4]	457	323	43%
Canada
Net income attributed to shareholders	$222	$273	(19)%
Core earnings	374	364	3%
APE sales	491	450	9%
New business CSM	91	70	30%
NBV	180	157	15%
U.S. (US$)
Net income attributed to shareholders	$(397)	$(80)	(396)%
Core earnings	251	335	(25)%
APE sales	120	113	6%
New business CSM	70	72	(3)%
NBV	48	37	30%
Global WAM
Net income attributed to shareholders	$443	$365	15%
Core earnings[4]	454	349	24%
Gross flows ($ billions)[7]	50.3	45.4	5%
Average AUMA ($ billions)[7]	1,041	880	13%
Core EBITDA margin (%)	28.4%	25.5%	290 bps

Strategic Highlights
We are capitalizing on opportunities and driving growth while optimizing our portfolio
In Global WAM, we launched FutureStepTM, a new fully digital retirement plan offering for small businesses in the
U.S., in collaboration with Vestwell, a financial technology company. This complements our existing plan offerings and enhances our market presence. It marks a significant step in transforming our retirement business to become the partner of choice for distributors, third-party administrators, and plan sponsors.
In Asia, we renewed our bancassurance partnership in the Philippines with China Banking Corporation
(“Chinabank”), extending our exclusive partnership for another 15 years. This strategic partnership, which started in 2007, solidifies the two organizations’ shared commitment to provide holistic life, wealth, and health solutions for the long-term financial security of Filipino families.
In addition, we closed the previously announced transaction to reinsure two blocks of in-force business, including a younger block of long-term care, with Reinsurance Group of America. We plan to return the capital released from this transaction through our new share buyback program which commenced in late February 2025.10
We continue to expand our innovative product portfolio to meet changing customer needs
In Asia, we introduced our Shared Values proposition by offering a first-of-its-kind combination of high-net-worth life insurance with comprehensive health benefits in our International High Net Worth business. The proposition provides access to customer benefits including a whole-body MRI scan, medical second opinion concierge services and critical illness benefits.
In Global WAM, we launched the John Hancock CQS Asset Backed Securities (“ABS”) Fund in the U.S., our
second retail fund leveraging Manulife | CQS Investment Management expertise. This fund offers exposure to the global ABS market, aiming to generate returns through current income and capital appreciation with a diversified, actively managed portfolio.
In the U.S., we continued enhancing the appeal of our differentiated suite of solutions, including the launch of a new hybrid indexed universal life insurance solution offering more flexible living benefits and a streamlined digital application process.
We are advancing our digital, customer leadership ambition with AI enhancements
In Asia, we further strengthened our GenAI capabilities to enhance sales support and improve customer experience. We rolled out our AI Assistant solution to support agents in Singapore and to help our teams better serve brokers in Japan, enabling faster access to product information, reducing administrative workload and allowing distributors to focus more on customer engagement.
In Canada, we introduced an innovative GenAI tool within our Individual Insurance business, which enables our internal sales team to automatically generate personalized communications to advisors by analyzing historical data and identifying available opportunities. As a result, interactions between wholesalers and advisors have improved, contributing to an 11% year-over-year increase in the number of advisors placing business with us in 1Q25.
We are helping our customers live longer, healthier, better lives
In the U.S., we became the first life insurer to offer eligible John Hancock Vitality members access to Function
Health’s technology and screening tools. Function Health includes access to over 100 lab tests – spanning heart, hormone, thyroid, and autoimmunity, among others. This addition builds on our growing portfolio of offerings that help our customers take proactive steps to better understand their health.
In Canada, we further enhanced the Manulife Vitality program with offerings to assist members in meeting their health and wellness goals, including additional resources and incentives for managing and preventing diabetes, the extension of travel rewards to all members, and the addition of ŌURA as our newest Vitality rewards partner.
Strong Global WAM and Asia results contributed to resilient earnings11
Core earnings of $1.8 billion in 1Q25, down 1% from 1Q24
Core earnings decreased modestly on a constant exchange rate basis, as continued business growth in Global
WAM and Asia was offset by strengthened provisions related to expected credit loss (“ECL”) of $45 million post-tax in 1Q2512, compared with a net release of $8 million post-tax in 1Q2412, and a provision for the California wildfires of $43 million post-tax in 1Q25.

•Asia core earnings were up 7%, reflecting continued business growth, improved impact of new business, and favourable claims experience, partially offset by strengthened ECL provisions.
•Global WAM core earnings grew 24%, primarily driven by higher net fee income from favourable market impacts over the past 12 months and positive net flows, higher performance fees, and continued expense discipline.
•Canada core earnings increased 3%, primarily driven by overall favourable net insurance experience, and business growth in Group Insurance, partially offset by strengthened ECL provisions and lower Manulife Bank earnings.
•U.S. core earnings decreased 25%, reflecting lower investment spreads, strengthened ECL provisions, and the net unfavourable impact of the annual review of actuarial methods and assumptions in 2024.
•Corporate and Other core earnings decreased $46 million, mainly related to a provision for the California wildfires in our Property and Casualty reinsurance business.
Net Income attributed to shareholders of $0.5 billion in 1Q25, $0.4 billion lower compared with 1Q24
The $0.4 billion decrease in net income was driven by a larger net charge from market experience. The net charge from market experience in 1Q25 was primarily related to a $0.7 billion realized loss due to the sale of debt instruments related to the RGA U.S. Reinsurance Transaction, lower-than-expected returns on alternative long-
duration assets, mainly related to real estate and private equities, and lower-than-expected returns on public equities. The realized loss due to the sale of debt instruments was offset by an associated change in Other
Comprehensive Income, resulting in a neutral impact to book value.
Record levels across all three insurance new business metrics and positive net flows in Global WAM
Continued momentum in our 1Q25 top-line insurance results, as evidenced by the year-over-year growth of 37%, 31% and 36% in APE sales, new business CSM and NBV, respectively
•Asia delivered another strong quarter with record levels of APE sales, new business CSM and NBV, with year-
over-year growth of 50%, 38% and 43%, respectively, reflecting higher sales volumes in Hong Kong, Asia
Other13 and Japan. NBV margin7 of 38.1% demonstrated resilience.
•Canada APE sales increased 9% bolstered by higher sales volumes across all business lines. Coupled with higher margins in Group Insurance, NBV grew 15% compared with 1Q24. New business CSM also increased
30%, driven by higher sales volumes in Individual Insurance and segregated fund products.
•In the U.S., APE sales and NBV increased 6% and 30%, respectively, reflecting continued demand from affluent customers for accumulation insurance products. New business CSM decreased 3%, primarily driven by product mix, partially offset by higher sales volumes.
Global WAM net inflows of $0.5 billion in 1Q25, compared with net inflows of $6.7 billion in 1Q24
•Retirement net outflows of $2.6 billion in 1Q25 decreased from net inflows of $3.2 billion in 1Q24, reflecting higher retirement plan redemptions and higher net member withdrawals in North America.
•Retail net inflows of $0.5 billion in 1Q25 decreased from net inflows of $1.7 billion in 1Q24, reflecting higher redemptions due to lower investor demand amid market volatility. This was partially offset by higher money market fund sales and new fund launches in mainland China, as well as higher net sales through our retail wealth platform in Canada.
•Institutional Asset Management net inflows of $2.6 billion in 1Q25 increased compared with net inflows of $1.8 billion in 1Q24, driven by lower redemptions in fixed income mandates.
Growth in new business continues to drive higher organic CSM and CSM balance
CSM14 was $22,296 million as at March 31, 2025
CSM increased $169 million compared with December 31, 2024. Organic CSM movement contributed $598 million of the increase for the first quarter of 2025, representing an 11%7 growth on an annualized basis, primarily driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was a decrease of $429 million for the same period, primarily driven by the unfavourable impacts of equity market performance and the impact of the RGA U.S.
Reinsurance Transaction, partially offset by the favourable impacts of changes in foreign currency exchange rates.
Post-tax CSM net of NCI2 was $18,524 million as at March 31, 2025.

(1)Record levels of total company annualized premium equivalent (“APE”) sales, new business contractual service margin (“new business CSM”) and new business value (“NBV”).
(2)Core earnings and post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) are non-GAAP financial measures. For more information on non-
GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our 1Q25 Management’s Discussion and Analysis (“1Q25
MD&A”).
(3)Percentage growth/declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), new business contractual service margin net of NCI (“new business CSM”), and net income attributed to shareholders are stated on a constant exchange rate basis and are non-GAAP ratios.
(4)1Q24 core earnings (total and by segment), core EPS, NBV (total and Asia segment), core ROE, adjusted book value per common share (“adjusted BV per common share”), and financial leverage ratio have been updated to align with the presentation of Global Minimum Taxes (“GMT”) in 2025. See section A7
“Global Minimum Taxes (GMT)” in our 1Q25 MD&A for more information.
(5)Core EPS, core ROE, core EBITDA margin, financial leverage ratio and adjusted book value per common share are non-GAAP ratios.
(6)Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2025. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.
(7)For more information on APE sales, NBV, net flows, gross flows, average asset under management and administration (“average AUMA”) and new business value margin (“NBV margin”), see “Non-GAAP and other financial measures” below. In this news release, percentage growth/decline in APE sales, NBV, net flows, gross flows, average AUMA and organic CSM are stated on a constant exchange rate basis.
(8)Refers to “Results at a Glance” for 1Q25 and 1Q24 results.
(9)Also referred to as the “RGA U.S. Reinsurance Transaction”.
(10)See “Caution regarding forward-looking statements” below.
(11)See section A1 “Profitability” in our 1Q25 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.
(12)The net change in ECL excluded the impact from the RGA U.S. Reinsurance Transaction and the GA Reinsurance Transaction in 1Q25 and 1Q24, respectively.
(13)Asia Other excludes Hong Kong and Japan.
(14)Net of non-controlling interests (“NCI”).
Earnings Results Conference Call
Manulife will host a conference call and live webcast on its First Quarter 2025 results on May 8, 2025, at 8:00 a.m.
(ET). To access the conference call, dial 1-800-806-5484 or 1-416-340-2217 (Passcode: 3499479#). Please call in
15 minutes before the scheduled start time. You will be required to provide your name and organization to the operator. You may access the webcast at https://www.manulife.com/en/investors/results-and-reports.
The archived webcast will be available following the call at the same URL as above. A replay of the call will also be available until June 7, 2025, by dialing 1-800-408-3053 or 1-905-694-9451 (Passcode: 9456881#).
The First Quarter 2025 Statistical Information Package and 2024 New Business Value Report are also available on the Manulife website at https://www.manulife.com/en/investors/results-and-reports.
This earnings news release should be read in conjunction with the Company’s First Quarter 2025 Report to
Shareholders, including our unaudited interim Consolidated Financial Statements for the three months ended
March 31, 2025, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which is available on our website at https://www.manulife.com/en/
investors/results-and-reports.html. The Company’s 1Q25 MD&A and additional information relating to the
Company is available on the SEDAR+ website at http://www.sedarplus.ca and on the U.S. Securities and
Exchange Commission’s (“SEC”) website at http://www.sec.gov.
Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries	Investor Relations
Fiona McLean	Hung Ko
(437) 441-7491	(416) 806-9921
fiona_mclean@manulife.com	hung_ko@manulife.com

Earnings
The following table presents net income attributed to shareholders, consisting of core earnings and details of the items excluded from core earnings:

	Quarterly Results
($ millions)	1Q25	4Q24	1Q24
Core earnings(1)
Asia	$705	$640	$626
Canada	374	390	364
U.S.	361	412	452
Global Wealth and Asset Management	454	459	349
Corporate and Other	(127)	6	(81)
Total core earnings	$1,767	$1,907	$1,710
Items excluded from core earnings
Market experience gains (losses)	(1,332)	(192)	(779)
Restructuring charge	-	(52)	-
Reinsurance transactions, tax-related items and other(1)	50	(25)	(65)
Net income attributed to shareholders	$485	$1,638	$866
(1)2024 quarterly core earnings by segment, and 1Q24 total core earnings have been updated to align with the presentation of GMT in 2025, with a corresponding offset in items excluded from core earnings. See section A7 “Global Minimum Tax (GMT)” in our 1Q25 MD&A for more information.
Global Minimum Taxes (“GMT”)
On June 20, 2024, the Canadian government passed the Global Minimum Tax Act into law. Canada’s GMT is applied retroactively to fiscal periods commencing on or after December 31, 2023. As additional local jurisdictions are expected to enact the GMT in 2025, GMT is now recognized in net income in the reporting segments whose earnings are subject to this tax. GMT is reported in both core earnings and items excluded from core earnings in line with our definition of core earnings in section E3 Non-GAAP and Other Financial Measures of the 1Q25
MD&A.
To improve the comparability of results between 2025 and 2024, we have updated certain 2024 non-GAAP and other financial measures to reflect the impact of GMT, including quarterly core earnings, core ROE, core EPS, financial leverage ratio, adjusted book value per common share, new business value, and post-tax CSM net of
NCI. For further information and a complete list of the impacted financial measures, please see section A7 “Global
Minimum Taxes (GMT)” of the 1Q25 MD&A, which is incorporated by reference.
Non-GAAP and other financial measures
The Company prepares its Consolidated Financial Statements in accordance with International Financial
Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses.
This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial
Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); core earnings available to common shareholders;
core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); core expenses; adjusted book value; post-tax contractual service margin; post-tax contractual service margin net of NCI (“post-tax CSM net of
NCI”); and core revenue. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and common shareholders’ net income.
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); expense efficiency ratio; adjusted book value per common share; financial leverage ratio; core EBITDA margin; and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; diluted earnings per common share (“EPS”), CSM, and new business CSM.
Other specified financial measures include  NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”); NBV margin; and percentage growth/decline in these foregoing specified financial measures. In addition, explanations of the components of the CSM movement, other than the new business CSM were provided in the 1Q25 MD&A.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 1Q25 MD&A, which is incorporated by reference.
Reconciliation of core earnings to net income attributed to shareholders – 1Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$870	$305	$(731)	$528	$(273)	$699
Income tax (expenses) recoveries
Core earnings	(101)	(89)	(84)	(86)	29	(331)
Items excluded from core earnings	(30)	30	246	2	7	255
Income tax (expenses) recoveries	(131)	(59)	162	(84)	36	(76)
Net income (post-tax)	739	246	(569)	444	(237)	623
Less: Net income (post-tax) attributed to
Non-controlling interests	67	-	-	1	(2)	66
Participating policyholders	48	24	-	-	-	72
Net income (loss) attributed to shareholders (post- tax)	624	222	(569)	443	(235)	485
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(77)	(152)	(930)	(11)	(162)	(1,332)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(4)	-	-	-	54	50
Core earnings (post-tax)	$705	$374	$361	$454	$(127)	$1,767
Income tax on core earnings (see above)	101	89	84	86	(29)	331
Core earnings (pre-tax)	$806	$463	$445	$540	$(156)	$2,098
Core earnings, CER basis and U.S. dollars – 1Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$705	$374	$361	$454	$(127)	$1,767
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$705	$374	$361	$454	$(127)	$1,767
Income tax on core earnings, CER basis(2)	101	89	84	86	(29)	331
Core earnings, CER basis (pre-tax)	$806	$463	$445	$540	$(156)	$2,098
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$492		$251
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$492		$251
(1)The impact of updating foreign exchange rates to that which was used in 1Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q25.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q25.

Reconciliation of core earnings to net income attributed to shareholders – 4Q24(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$781	$579	$112	$419	$222	$2,113
Income tax (expenses) recoveries
Core earnings	(97)	(97)	(98)	(83)	30	(345)
Items excluded from core earnings	(59)	(20)	89	48	(119)	(61)
Income tax (expenses) recoveries	(156)	(117)	(9)	(35)	(89)	(406)
Net income (post-tax)	625	462	103	384	133	1,707
Less: Net income (post-tax) attributed to
Non-controlling interests	18	-	-	-	4	22
Participating policyholders	24	23	-	-	-	47
Net income (loss) attributed to shareholders (post- tax)	583	439	103	384	129	1,638
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(83)	55	(309)	(23)	168	(192)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	(6)	-	(46)	-	(52)
Reinsurance transactions, tax related items and other	26	-	-	(6)	(45)	(25)
Core earnings (post-tax)	$640	$390	$412	$459	$6	$1,907
Income tax on core earnings (see above)	97	97	98	83	(30)	345
Core earnings (pre-tax)	$737	$487	$510	$542	$(24)	$2,252
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” in our 1Q25 MD&A for more information.
Core earnings, CER basis and U.S. dollars – 4Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$640	$390	$412	$459	$6	$1,907
CER adjustment(1)	14	-	11	8	2	35
Core earnings, CER basis (post-tax)	$654	$390	$423	$467	$8	$1,942
Income tax on core earnings, CER basis(2)	100	97	99	85	(30)	351
Core earnings, CER basis (pre-tax)	$754	$487	$522	$552	$(22)	$2,293
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$457		$294
CER adjustment US $(1)	(2)		-
Core earnings, CER basis (post-tax), US $	$455		$294
(1)The impact of updating foreign exchange rates to that which was used in 1Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 4Q24.

Reconciliation of core earnings to net income attributed to shareholders – 1Q24(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$594	$381	$(154)	$426	$5	$1,252
Income tax (expenses) recoveries
Core earnings	(98)	(91)	(103)	(66)	28	(330)
Items excluded from core earnings	(52)	8	149	5	(60)	50
Income tax (expenses) recoveries	(150)	(83)	46	(61)	(32)	(280)
Net income (post-tax)	444	298	(108)	365	(27)	972
Less: Net income (post-tax) attributed to
Non-controlling interests	55	-	-	-	-	55
Participating policyholders	26	25	-	-	-	51
Net income (loss) attributed to shareholders (post- tax)	363	273	(108)	365	(27)	866
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(250)	(91)	(534)	6	90	(779)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(13)	-	(26)	10	(36)	(65)
Core earnings (post-tax)	$626	$364	$452	$349	$(81)	$1,710
Income tax on core earnings (see above)	98	91	103	66	(28)	330
Core earnings (pre-tax)	$724	$455	$555	$415	$(109)	$2,040
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” in our 1Q25 MD&A for more information.
Core earnings, CER basis and U.S. dollars – 1Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$626	$364	$452	$349	$(81)	$1,710
CER adjustment(1)	33	-	29	16	2	80
Core earnings, CER basis (post-tax)	$659	$364	$481	$365	$(79)	$1,790
Income tax on core earnings, CER basis(2)	104	91	109	68	(28)	344
Core earnings, CER basis (pre-tax)	$763	$455	$590	$433	$(107)	$2,134
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$465		$335
CER adjustment US $(1)	(6)		-
Core earnings, CER basis (post-tax), US $	$459		$335
(1)The impact of updating foreign exchange rates to that which was used in 1Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US $ using the US $ Statement of Income exchange rate for 1Q24.
Core earnings available to common shareholders(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Core earnings	$1,767	$1,907	$1,828	$1,737	$1,710	$7,182
Less: Preferred share dividends and other equity distributions	57	101	56	99	55	311
Core earnings available to common shareholders	1,710	1,806	1,772	1,638	1,655	6,871
CER adjustment(2)	-	35	68	68	80	251
Core earnings available to common shareholders, CER basis	$1,710	$1,841	$1,840	$1,706	$1,735	$7,122
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025
(2)The impact of updating foreign exchange rates to which was used in 1Q25.

Core ROE(1)
($ millions, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Core earnings available to common shareholders	$1,710	$1,806	$1,772	$1,638	$1,655	$6,871
Annualized core earnings available to common shareholders (post-tax)	$6,935	$7,185	$7,049	$6,588	$6,656	$6,871
Average common shareholders’ equity (see below)	$44,394	$43,613	$42,609	$41,947	$40,984	$42,288
Core ROE (annualized) (%)	15.6%	16.5%	16.6%	15.7%	16.2%	16.2%
Average common shareholders’ equity
Total shareholders' and other equity	$51,135	$50,972	$49,573	$48,965	$48,250	$50,972
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders' equity	$44,475	$44,312	$42,913	$42,305	$41,590	$44,312
Average common shareholders’ equity	$44,394	$43,613	$42,609	$41,947	$40,984	$42,288
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 1Q25 MD&A for more information.
CSM and post-tax CSM information(1)
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
CSM	$23,713	$23,425	$22,213	$21,760	$22,075
Less: CSM for NCI	1,417	1,298	1,283	1,002	986
CSM, net of NCI	$22,296	$22,127	$20,930	$20,758	$21,089
CER adjustment(2)	-	157	770	1,034	1,027
CSM, net of NCI, CER basis	$22,296	$22,284	$21,700	$21,792	$22,116
CSM by segment
Asia	$15,904	$15,540	$14,715	$13,456	$13,208
Asia NCI	1,417	1,298	1,283	1,002	986
Canada	4,052	4,109	4,036	3,769	4,205
U.S.	2,329	2,468	2,171	3,522	3,649
Corporate and Other	11	10	8	11	27
CSM	$23,713	$23,425	$22,213	$21,760	$22,075
CSM, CER adjustment(2)
Asia	$-	$158	$630	$854	$804
Asia NCI	-	10	37	58	62
Canada	-	-	-	-	-
U.S.	-	-	140	181	224
Corporate and Other	-	-	-	-	-
Total	$-	$168	$807	$1,093	$1,090
CSM, CER basis
Asia	$15,904	$15,698	$15,345	$14,310	$14,012
Asia NCI	1,417	1,308	1,320	1,060	1,048
Canada	4,052	4,109	4,036	3,769	4,205
U.S.	2,329	2,468	2,311	3,703	3,873
Corporate and Other	11	10	8	11	27
Total CSM, CER basis	$23,713	$23,593	$23,020	$22,853	$23,165
Post-tax CSM
CSM	$23,713	$23,425	$22,213	$21,760	$22,075
Marginal tax rate on CSM	(3,929)	(3,928)	(3,719)	(3,718)	(3,820)
Post-tax CSM	$19,784	$19,497	$18,494	$18,042	$18,255
CSM, net of NCI	$22,296	$22,127	$20,930	$20,758	$21,089
Marginal tax rate on CSM net of NCI	(3,772)	(3,774)	(3,566)	(3,608)	(3,712)
Post-tax CSM net of NCI	$18,524	$18,353	$17,364	$17,150	$17,377
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 1Q25 MD&A for more information.
(2)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 1Q25.

New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q25	4Q24	3Q24	2Q24	1Q24	2024
New business CSM
Hong Kong	$316	$299	$254	$200	$168	$921
Japan	81	66	86	90	48	290
Asia Other(2)	318	221	253	188	275	937
International High Net Worth						187
Mainland China						270
Singapore						391
Vietnam						17
Other Emerging Markets						72
Asia	715	586	593	478	491	2,148
Canada	91	116	95	76	70	357
U.S.	101	140	71	74	97	382
Total new business CSM	$907	$842	$759	$628	$658	$2,887
New business CSM, CER adjustment(3)
Hong Kong	-	$8	$13	$10	$9	$40
Japan	-	1	3	6	3	13
Asia Other(2)	-	4	9	9	16	38
International High Net Worth						9
Mainland China						11
Singapore						14
Vietnam						-
Other Emerging Markets						4
Asia	-	13	25	25	28	91
Canada	-	-	-	-	-	-
U.S.	-	4	3	3	7	17
Total new business CSM	$-	$17	$28	$28	$35	$108
New business CSM, CER basis
Hong Kong	$316	$307	$267	$210	$177	$961
Japan	81	67	89	96	51	303
Asia Other(2)	318	225	262	197	291	975
International High Net Worth						196
Mainland China						281
Singapore						405
Vietnam						17
Other Emerging Markets						76
Asia	715	599	618	503	519	2,239
Canada	91	116	95	76	70	357
U.S.	101	144	74	77	104	399
Total new business CSM, CER basis	$907	$859	$787	$656	$693	$2,995
(1)New business CSM is net of NCI.
(2)New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the
Philippines, Malaysia, Thailand, Cambodia and Myanmar.
(3)The impact of updating foreign exchange rates to that which was used in 1Q25.

Net income financial measures on a CER basis
($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Net income (loss) attributed to shareholders:
Asia	$624	$583	$827	$582	$363	$2,355
Canada	222	439	430	79	273	1,221
U.S.	(569)	103	5	135	(108)	135
Global WAM	443	384	498	350	365	1,597
Corporate and Other	(235)	129	79	(104)	(27)	77
Total net income (loss) attributed to shareholders	485	1,638	1,839	1,042	866	5,385
Preferred share dividends and other equity distributions	(57)	(101)	(56)	(99)	(55)	(311)
Common shareholders' net income (loss)	$428	$1,537	$1,783	$943	$811	$5,074
CER adjustment(1)
Asia	$-	$10	$48	$25	$35	$118
Canada	-	(8)	-	-	6	(2)
U.S.	-	4	10	7	(7)	14
Global WAM	-	9	23	17	21	70
Corporate and Other	-	6	2	(4)	(2)	2
Total net income (loss) attributed to shareholders	-	21	83	45	53	202
Preferred share dividends and other equity distributions	-	-	-	-	-	-
Common shareholders' net income (loss)	$-	$21	$83	$45	$53	$202
Net income (loss) attributed to shareholders, CER basis
Asia	$624	$593	$875	$607	$398	$2,473
Canada	222	431	430	79	279	1,219
U.S.	(569)	107	15	142	(115)	149
Global WAM	443	393	521	367	386	1,667
Corporate and Other	(235)	135	81	(108)	(29)	79
Total net income (loss) attributed to shareholders, CER basis	485	1,659	1,922	1,087	919	5,587
Preferred share dividends and other equity distributions, CER basis	(57)	(101)	(56)	(99)	(55)	(311)
Common shareholders' net income (loss), CER basis	$428	$1,558	$1,866	$988	$864	$5,276
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$435	$417	$606	$424	$270	$1,717
CER adjustment, US $(1)	-	(4)	4	(1)	7	6
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$435	$413	$610	$423	$277	$1,723
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$485	$1,638	$1,839	$1,042	$866	$5,385
Tax on net income attributed to shareholders	47	388	229	238	247	1,102
Net income (loss) attributed to shareholders (pre-tax)	532	2,026	2,068	1,280	1,113	6,487
CER adjustment(1)	-	36	60	60	42	198
Net income (loss) attributed to shareholders (pre- tax), CER basis	$532	$2,062	$2,128	$1,340	$1,155	$6,685
(1)The impact of updating foreign exchange rates to that which was used in 1Q25.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.
Adjusted book value(1)
($ millions)

As at	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
($ millions)
Common shareholders' equity	$44,475	$44,312	$42,913	$42,305	$41,590
Post-tax CSM, net of NCI	18,524	18,353	17,364	17,150	17,377
Adjusted book value	$62,999	$62,665	$60,277	$59,455	$58,967
(1)2024 reconciliations have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 1Q25 MD&A for more information.

Reconciliation of Global WAM core earnings to core EBITDA
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Global WAM core earnings (post-tax)	$454	$459	$479	$386	$349	$1,673
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	86	83	26	59	66	234
Amortization of deferred acquisition costs and other depreciation	46	49	48	49	42	188
Amortization of deferred sales commissions	22	20	19	19	20	78
Core EBITDA	$608	$611	$572	$513	$477	$2,173
CER adjustment(1)	-	11	21	18	21	71
Core EBITDA, CER basis	$608	$622	$593	$531	$498	$2,244
(1)The impact of updating foreign exchange rates to that which was used in 1Q25.
Core EBITDA margin and core revenue
($ millions, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q25	4Q24	3Q24	2Q24	1Q24	2024
Core EBITDA margin
Core EBITDA	$608	$611	$572	$513	$477	$2,173
Core revenue	$2,140	$2,140	$2,055	$1,948	$1,873	$8,016
Core EBITDA margin	28.4%	28.6%	27.8%	26.3%	25.5%	27.1%
Global WAM core revenue
Other revenue per financial statements	$1,986	$2,003	$1,928	$1,849	$1,808	$7,588
Less: Other revenue in segments other than Global WAM	11	(2)	53	40	58	149
Other revenue in Global WAM (fee income)	$1,975	$2,005	$1,875	$1,809	$1,750	$7,439
Investment income per financial statements	$4,234	$5,250	$4,487	$4,261	$4,251	$18,249
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	(992)	(622)	1,730	564	538	2,210
Total investment income	3,242	4,628	6,217	4,825	4,789	20,459
Less: Investment income in segments other than Global WAM	3,089	4,550	5,991	4,687	4,649	19,877
Investment income in Global WAM	$153	$78	$226	$138	$140	$582
Total other revenue and investment income in Global WAM	$2,128	$2,083	$2,101	$1,947	$1,890	$8,021
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	(14)	(28)	33	(9)	8	4
Revenue related to integration and acquisitions	2	(29)	13	8	9	1
Global WAM core revenue	$2,140	$2,140	$2,055	$1,948	$1,873	$8,016

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our ability to achieve our medium-term financial and operating targets and plans for the return of capital released from reinsurance transactions through share buybacks and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”,
“anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and
“endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’
expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to:
general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels;
unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes;
acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;
environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; our inability to withdraw cash from subsidiaries; and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of
Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the
Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk
Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in
our most recent interim report, and in the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports, as well as elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.